SIMPSON THACHER & BARTLETT LLP

A LIMITED LIABILITY PARTNERSHIP

CITYPOINT

ONE ROPEMAKER STREET

LONDON, UNITED KINGDOM, EC2Y 9HU

+44 (0) 207 275 6500

FACSIMILE: +44 (0) 207 275 6502

January 29, 2009

VIA EDGAR AND

HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720, Washington, D.C. 20549

Attn.: Mr. Paul Fischer, Staff Attorney

Re:	Invitel Holdings A/S
Registration Statement on Form F-4/A, File No. 333-155788
Amended on January 29, 2009

Ladies and Gentlemen:

On behalf of Invitel Holdings A/S (“Invitel Denmark” or the “Company”), we hereby submit for your review Amendment No.2 to the above-referenced registration statement of the Company (“Amendment No.2”) originally filed with the Securities and Exchange Commission (“the Commission”) on November 28, 2008, pursuant to the Securities Act of 1933, as amended (the “Registration Statement”). An electronic version of Amendment No.2 concurrently has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. We have enclosed four copies of Amendment No.2 for use by the staff of the Commission (“the Staff”), which have been marked to show changes made to Amendment No.1 to the Registration Statement, which was filed on January 12, 2009.

In addition, we are providing the following responses to the comments contained in the comment letter of the Staff of the Commission to the Company, dated January 23, 2008 relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No.2, unless otherwise noted. Dollar amounts are presented in thousands unless stated otherwise. Capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Background and Reasons for the Reorganization, page 9

1.	We note your response to prior comment three from our letter dated December 24, 2008. Please revise to clarify, if true, that the company has not at this time identified a purchaser.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to clarify that the company is not engaged in any discussions with third parties in connection with the sale of the company or a significant portion of its assets. Please see page 9.

2.	We note your response to prior comment four our letter dated December, 24, 2008. Please revise to clarify, if true, that the simplification and rationalization of “the group’s tax position” is limited solely to tax consequences at the holding company level, as suggested by the final paragraph of your revised disclosure. If this is not the sole benefit, please reviser to indicate what the specific tax benefits are at the various levels, including HTCC, TDC, and any TDC subsidiaries or affiliates.

In response to the Staff’s comment, the Registration statement has been amended to clarify that the expected tax benefits of the reorganization relate to HTCC Delaware and its successor, Invitel Denmark. Please see page 10.

Recommendations of the Board of Directors, page 15

3.	We note your response to prior comment ten from our letter dated December 24, 2008. Please revise the final paragraph on page 15 to indicate upon whose external advice the board made the determination that the potential tax liability risks were minimal to the company.

In response to the Staff’s comment, the Registration Statement has been revised to exclude any reference to external tax advice.

We may be required to pay taxes as a result of the reorganization, page 19

4.	Please revise your heading to clarify that the potential tax liability which you here discuss would be limited to HTCC Delaware.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by amendment of the heading regarding potential tax liability. Please see page 19.

Executive Officer Compensation, page 81

5.	Please revise, as practicable, to include disclosure for the year ended 12/31/08.

In response to the Staff’s comment, the Registration Statement disclosure has been updated for the year ended December 31, 2008. Please see page 81.

Management’s Report on Internal Control over Financial Reporting, page 87

6.	We are uncertain why you have included this disclosure, as it does not appear to relate to an item requirement under Form F-4. Please advise or revise.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by removing the section entitled “Management’s Report on Internal Control over Financial Reporting.”

Hungarian Telephone and Cable Corp

Statements of Operations, page F-6

7.	Please revise the statements of operations to remove the line item Gross Margin as indicated in your response to prior comment 27. It is not appropriate to present a measure of gross margin in your statements of operations that excludes depreciation.

In response to the Staff’s comment, the Hungarian Telephone and Cable Corp., Memorex Telex Communications A.G. and Matel Holdings NV consolidated statements of operations and comprehensive income (loss) for the years presented in the Registration Statement have been revised to exclude the Gross Margin line item. The Management Discussion and Analysis with respect to these periods has been amended accordingly. Please see pages 93, 99, 105, 112 onwards and F-47, F-83, F-181 and F-183.

(3) Pro forma Adjustments, page F-125

8.	Please refer to the reconciliation of the pro forma income statement of HTCC at page F-127. The pro forma adjustments at pages F-127 and F-128 describe adjustments to reflect four months of operations of Invitel. We note that the introduction to the pro forma information at page F-121 discloses that the pro forma statement of operations reflects the acquisition of Matel Holdings N.V. While we understand that your reference to Invitel and Matel is synonymous, a reader may not be familiar with this fact. Please revise the disclosure in the pro forma presentation to correct this apparent inconsistency or explain why no change is necessary.

In response to the Staff’s comment, the introduction to the unaudited pro forma financial statements on page F-121 has been revised to clarify that references therein to “Invitel” mean Matel Holdings N.V.

Pro Forma Condensed Statement of Operations (Memorex), page F-129

9.	Please refer to your response to prior comment 40. It appears that the historic results of operations for Memorex for the three month period ended March 31, 2007 is available. Please revise the pro forma information to include 12 months of operations based on historical information of Memorex. The presentation of annualized information does not comply with the guidance for pro forma presentations in Rule 11-02 (c) of Regulation S-X.

In response the Staff’s comment, the pro forma statement of operations has been revised to include adjusted historical results for the three months ended March 31, 2007. Please see page F-122.

Matel Holdings NV

Report of Independent Registered Public Accounting Firm, page F-131

10.	Please ask your auditors to include the location of the office that issued the audit report for the financial statements of Matel Holdings NV.

In response to the Staff’s comment, the audit report has been amended as advised.

Note 1 – General Information, page F-136

11.	We note that Matel issued High Yield Bonds that were listed on the Luxembourg Stock Exchange. Tell us if Matel published financial information for the interim period ended March 31, 2007. If so, tell us the consideration you gave to including financial statements of Matel Holdings for the interim period ended March 31, 2007. Please refer to the guidance in item 8A.5 of Form 20-F.

The issuer of the 2004 Notes is Magyar Telecom B.V. In response to the Staff’s comment, the unaudited interim financial statements of Magyar Telecom B.V., a subsidiary of Matel Holdings N.V., for the interim period ended March 31, 2007 have been included. Please see page F-194. In addition, the discussion with respect to the 2004 Notes on page 120 has been revised to include a reference to such interim financial statements.

Draft Opinion of Danish Legal Counsel

12.	Please remove qualification paragraph 4.1, which appears to be an inappropriate disclaimer of underlying matters material to the opinion.

13.	Please remove qualification paragraphs 4.4, as it is unnecessary to describe the operation of Danish law.

14.	In the sentence beginning “This opinion shall be governed by and construed in accordance with…” please delete all text after the words “Danish law”. It is inappropriate to suggest that investors may not avail themselves of the protections of the United States Federal securities laws.

15.	Delete the paragraph beginning “ This opinion is issued solely for the benefit…” You may not limit reliance on the opinion as to person.

In response to comments 12 through 15, the draft Danish legal opinion has been amended. We have attached a marked copy of the draft opinion to this letter.

Draft Tax Opinion of Danish Legal Counsel

16.	Delete the paragraph beginning “This opinion is issued solely for the benefit…” You may not limit reliance on the opinion as to person.

In response to the Staff’s comment, the draft Danish tax opinion has been amended. A marked copy of the draft opinion is attached to this letter.

Please note that we have included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Mike Wolfson (011-44-207-275-6580) or Bart Gombert (011-44-207-275-6105) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

KROMANN REUMERT LAW FIRM

SUNDKROGSGADE 5
DK-2100 COPENHAGEN Ø
DENMARK
Draft 29/01/2009	TEL +45 70 12 12 11
Invitel Holdings A/S	FAX +45 70 12 13 11
Teglholmsgade 1
2450 København SV

NOT RELEASED - SUBJECT TO REVIEW	CL@KROMANNREUMERT.COM
WWW.KROMANNREUMERT.COM

[ ] 2009
189253 CL/jbu
Doc no: 1700486-10

Dear Sirs,

INVITEL HOLDINGS A/S

We have acted as Danish legal counsel for Invitel Holdings A/S, company registration no. (CVR) 31 58 62 24, a company organized and existing under the laws of Denmark (the “Company”), in connection with a reorganization of HUNGARIAN TELEPHONE AND CABLE CORP., a Delaware corporation (“HTCC Delaware”), as described in the Registration Statement (as defined below).

The Company has a share capital of ~~EUR [*]~~DKK 500,000 divided into ~~[*]~~5,000 shares of ~~EUR 0.01~~DKK 100 each (the “Shares”). In connection with the reorganization, (i) the Company will receive a contribution of all assets and all liabilities (the “Assets and Liabilities”) of HTCC Delaware in exchange for newly issued shares of the Company (the “New Shares”) pursuant to a Draft Contribution Agreement (as defined below) to be entered into between the Company and HTCC Delaware and (ii) it is the intention to denominate the Shares and the New Shares in EUR, divided into shares of EUR 0.01 each.

Following said non-cash contribution, HTCC Delaware will merge with Invitel Sub LLC, a Delaware limited liability company which is wholly owned by the Company (“Invitel Sub LLC”), on the terms and conditions set out in a Merger Agreement (as defined below) entered into among the Company, HTCC Delaware and Invitel Sub LLC (the “Merger”). Invitel Sub LLC will be the surviving company upon completion of the Merger and will subsequently be dissolved, at which point the Company will receive a contribution of all assets and assume all liablities of Invitel Sub LLC.

WWW.KROMANNREUMERT.COM

COPENHAGEN    ÅRHUS    LONDON    BRUSSELS

1.	DOCUMENTS

For the purpose of this opinion, we have examined the following documents (the “Documents”):

1.1	Registration Statement on Form F-4 dated [dato] filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, ~~relating to the reorganization of HTCC Delaware~~ (the “Registration Statement”);

1.2	a merger agreement dated 27 November 2008 entered into between the Company, HTCC Delaware and Invitel Sub LLC (the “Merger Agreement”);

1.3	a draft contribution agreement ~~dated [dato]~~ to be entered into between the Company and HTCC Delaware (the “Draft Contribution Agreement”);

1.4	the Company’s memorandum of association dated 1 July 2008;

1.5	the Company’s articles of association adopted at a general meeting dated ~~[dato]~~27 November 2008 (“Articles of Association”);

1.6	draft minutes of a general meeting of the Company to be held prior to or at the time of the Merger as provided for in the Merger Agreement (“Draft Minutes”);

1.7	draft articles of association of the Company attached as Annex B to ~~be adopted at a general meeting prior to or at the time of the Merger~~the Registration Statement (“Draft Articles of Association”);

~~1.8~~	~~a draft report from the board of directors of the Company pursuant to section 33 of the Danish Public Limited Companies Act (the “Companies Act”);~~

~~1.9~~	~~a draft report from Ernst & Young pursuant to section 33 of the Companies Act,~~

~~1.10~~	~~a draft statement from the board of directors of the Company pursuant to section 29(2) of the Companies Act;~~

~~1.11~~	~~a draft statement from Ernst & Young pursuant to section 29(3) of the Companies Act;~~

1.8	~~1.12~~ a transcript from the on-line database of the Danish Commerce and Companies Agency relating to the Company dated ~~[dato]~~this date;

1.9	a letter dated this date from the Company to us confirming that the Company’s general meeting, board of directors and management have not taken any decisions which should have been but which have not been registered with the Danish Commerce and Companies Agency and that to the knowledge of the Company’s board of directors and management no petitions have filed against the Company’s registration with the Danish Commerce and Companies Agency; and

1.10	~~1.13~~ all such other documents and records as we have deemed necessary or appropriate for the purpose of this opinion.

2.	ASSUMPTIONS

In considering the above Documents for the purpose of delivering this opinion, we have assumed:

2.1	that all relevant Documents are within the capacity and powers of, and have been validly authorised, executed and delivered by each party thereto other than the Company;

2.2	that all relevant Documents have been or will be executed in the same form and with the same contents as that examined by us for the purpose of this opinion;

2.3	that if we have examined copies that copies are accurate copies of the originals and that the originals are duly signed;

2.4	that to the extent we have examined draft documents, the final documents will conform in form and substance with such draft documents,

2.5	that all relevant Documents present a complete, true and fair view of the matters regarding the Company, on which we have been asked to form an opinion;

2.6	the due compliance of all matters with, and validity and binding effect under, such laws other than the laws of Denmark as govern any matter in respect of which we are opining;

2.7	that the Merger will be consummated in accordance with the terms as described in the Merger Agreement and in the Registration Statement and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the effective date of the Merger; and

2.8	that ~~[the representations made by HTCC Delaware and the Company in the representation letter dated [*] and]~~ any representations made in the Merger Agreement, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Date~~]~~.

~~2.9~~	~~.~~

3.	OPINION

Based on the foregoing assumptions and subject to the qualifications below and in the Registration Statement, we are of the opinion that with respect to Danish law:

3.1	the Company is duly organised and validly existing as a public company (in Danish “Aktieselskab”) with limited liability under the laws of Denmark, has the corporate power and authority to own its property, is capable of suing and being sued;

3.2	the Shares of the Company have been duly authorized, validly issued and are fully paid;

3.3	the New Shares will be duly ~~authorised~~authorized, validly issued and fully paid upon (i) a general meeting of the Company duly authorising an increase of the Company’s share capital as set out in the Draft Minutes, (ii) the duly and perfected transfer of the Assets and Liabilities to the Company, (iii) the duly execution and delivery of reports from the board of directors of the Company and from Ernst & Young pursuant to section 33 of the Danish Companies Act ~~(see sections [1.8 and 1.9]~~), (iv) the duly execution and delivery of statements from the board of directors of the Company and Ernst & Young pursuant to section 29(~~)~~2) and (3) of the Danish Companies Act ~~(see sections [1.10 and 1.11])~~, and (v) due registration of the New Shares with the Danish Commerce and Companies Agency (in Danish “Erhvervs- og Selskabsstyrelsen”) and VP Securities Service (in Danish “Værdipapircentralen”); and

3.4	under the Articles of Association of the Company, the Draft Articles of Association of the Company and the Danish Companies Act, the Shares are, and the New Shares will be, freely transferable and there are no restrictions on subsequent transfers of the Shares and/or the New Shares arising out of the Articles of Association of the Company, the Draft Articles of Association of the Company and the Danish Companies Act.

4.	QUALIFICATIONS

This opinion is subject to the following additional qualifications:

~~4.1~~	~~the opinion is based on the on-line transcript from the Danish Commerce and Companies Agency listed in [1.12] above. A transcript from the Danish Commerce and Companies Agency is not conclusive evidence of decisions made by the Company’s general meeting, board of directors and management or petitions filed against the Company as such decisions and petitions may not be registered;~~

4.1	~~4.2~~ in rendering this opinion we have relied as to certain matters on information obtained from the Company and other sources reasonably believed by us to be credible;

4.2	~~4.3~~ the enforcement of agreements is limited by mandatory provisions of Danish bankruptcy law and other laws relating to or affecting the enforcement of creditors’ rights generally and subject to the effect of general principles of equity and good faith;

~~4.4~~	~~pursuant to the Danish Act on Contracts, a contract term may be modified or set aside if it is adjudged to be unreasonable. Where a party to an agreement is vested with a discretion or may determine a matter in its opinion, Danish law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds and a provision that a certain determination is conclusive and binding will not prevent judicial enquiry into the merits of any claim by an aggrieved party;~~

4.3	~~4.5~~ provisions in the Documents providing that certain calculations or certificates will be conclusive and binding (or prima facie evidence) may not be effective, if such calculations or certificates are incorrect and such provisions will not necessarily prevent juridical inquiry into the merits of such calculations or certificates;

4.4	~~4.6~~ the opinion does not purport to address all Danish legal consequences of the Merger and is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically covered and provides no assurance that the opinion expressed will be accepted by the relevant Danish authorities or, if challenged, by the courts;

4.5	as of the time of the issuance of this opinion, the total number of Shares and New Shares has not been decided, and, therefore, we express no opinion on the number of Shares and New Shares to be issued by the Company upon effectuation of the Merger;

4.6	~~4.7~~ it is limited to matters of the laws of Denmark (excluding Greenland and the Faroe Islands) as in effect and applied on the date of this opinion and we express no opinion with respect to the laws of any other jurisdiction, nor have we made any investigation as to any laws other than the laws of Denmark; and

4.7	~~4.8~~ Danish courts may request an authorised translation of any document into Danish, in order for the courts to rule on the issues brought before them.

We are qualified to practise law in the Kingdom of Denmark.

This opinion and any disputes arising out or in connection herewith shall be governed by ~~and~~, construed and decided upon in accordance with Danish law ~~and any~~. Any legal suit, action or proceeding against us arising out of or based upon this opinion shall be exclusively instituted in a Danish court or in state or federal courts of the U.S. which would hold jurisdiction over such proceedings.

~~This opinion is issued solely for the benefit of yourself and may not be relied upon or used by any other person or entity without our written consent, however, this opinion may be disclosed in accordance with indispensable~~

~~legislation and regulation and may be disclosed to the addressee’s legal and other professional advisers acting in their capacities as such without our prior written consent, provided that such disclosure is for information purposes only and none of the persons to whom this opinion is disclosed may rely on this opinion for its own benefit or for that of any other person.~~

This opinion is issued in connection with the Company’s Registration Statement and may not be relied upon by anyone in any other context nor used for any other purpose.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under the headings “Legal Matters” and “Material Income Tax Consequences of the Reorganization—Material Danish Income Tax Consequences to Stockholders” in the Registration Statement.

Kromann Reumert’s liability for any and all claims arising out of this opinion is limited to a maximum of DKK 50 million in total. Claims can only be raised against Kromann Reumert law firm and not against any ~~any~~ partner or employee of Kromann Reumert.

Yours sincerely

Kromann Reumert

Christian Lundgren

KROMANN REUMERT LAW FIRM

SUNDKROGSGADE 5
DK-2100 COPENHAGEN Ø
DENMARK
Draft 29/01/2009	TEL +45 70 12 12 11
Invitel Holdings A/S	FAX +45 70 12 13 11
Teglholmsgade 1
2450 København SV

NOT RELEASED - SUBJECT TO REVIEW	CL@KROMANNREUMERT.COM
WWW.KROMANNREUMERT.COM

[ ] 2009
189253 CL/jbu
Doc no: 1717690-1

Dear Sirs,

INVITEL HOLDINGS A/S

We have acted as special Danish tax counsel for Invitel Holdings A/S, company registration no. (CVR) 31 58 62 24, a company organized and existing under the laws of Denmark (the “Company”), in connection with a reorganization of HUNGARIAN TELEPHONE AND CABLE CORP., a Delaware corporation (“HTCC Delaware”), as described in the Registration Statement (as defined below).

The Company has a share capital of ~~EUR [*]~~DKK 500,000 divided into ~~[*]~~5,000 shares of ~~EUR 0.01~~DKK 100 each (the “Shares”). In connection with the reorganization, (i)  the Company will receive a contribution of all assets and all liabilities (the “Assets and Liabilities”) of HTCC Delaware in exchange for newly issued shares of the Company (the “New Shares”) pursuant to a Draft Contribution Agreement (as defined below) to be entered into between the Company and HTCC Delaware and (ii) it is the intention to denominate the Shares and the New Shares in EUR, divided into shares of EUR 0.01 each.

Following said non-cash contribution, HTCC Delaware will merge with Invitel Sub LLC, a Delaware limited liability company which is wholly owned by the Company (“Invitel Sub LLC”), on the terms and conditions set out in a Merger Agreement (as defined below) entered into among the Company, HTCC Delaware and Invitel Sub LLC (the “Merger”). Invitel Sub LLC will be the surviving company upon completion of the Merger and will subsequently be dissolved, at which point the Company will receive a contribution of all assets and assume all liabilities of Invitel Sub LLC.

WWW.KROMANNREUMERT.COM

COPENHAGEN    ÅRHUS    LONDON    BRUSSELS

1.	DOCUMENTS

For the purpose of this opinion, we have examined the following documents (the “Documents”):

1.1	Registration Statement on Form F-4 dated [dato] filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended~~, relating to the reorganization of HTCC Delaware~~ (the “Registration Statement”);

1.2	a merger agreement dated 27 November 2008 entered into between the Company, HTCC Delaware and Invitel Sub LLC (the “Merger Agreement”);

1.3	a draft contribution agreement ~~dated [dato]~~ to be entered into between the Company and HTCC Delaware (the “Draft Contribution Agreement”);

1.4	the Company’s memorandum of association dated 1 July 2008;

1.5	a ruling by SKAT (the Danish Tax Authorities) dated 9 December 2008 named “TDC A/S – Hungarian Telephone and Cable Corp. (U.S.) – Effective Place of management”;

1.6	the Company’s articles of association adopted at a general meeting dated ~~[dato]~~27 November 2008 (“Articles of Association”);

~~1.7~~	~~[a representation letter of HTCC Delaware and the Company dated [*] and delivered to us for the purpose of this opinion];~~ and

1.7	~~1.8~~ all such other documents and records as we have deemed necessary or appropriate for the purpose of this opinion.

2.	ASSUMPTIONS

In considering the above Documents for the purpose of delivering this opinion, we have assumed:

2.1	that all relevant Documents are within the capacity and powers of, and have been validly authorised, executed and delivered by each party thereto other than the Company;

2.2	that all relevant Documents have been or will be executed in the same form and with the same contents as that examined by us for the purpose of this opinion;

2.3	that if we have examined copies that copies are accurate copies of the originals and that the originals are duly signed;

2.4	that to the extent we have examined draft documents, the final documents will conform in form and substance with such draft documents,

2.5	that all relevant Documents present a complete, true and fair view of the matters regarding the Company, on which we have been asked to form an opinion;

2.6	the due compliance of all matters with, and validity and binding effect under, such laws other than the laws of Denmark as govern any matter in respect of which we are opining;

2.7	that the Merger will be consummated in accordance with the terms as described in the Merger Agreement and in the Registration Statement and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the effective date of the Merger; and

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2.8	that ~~[the representations made by HTCC Delaware and the Company in the representation letter dated [*] and]~~ any representations made in the Merger Agreement, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Date~~]~~.

3.	OPINION

Based on the foregoing assumptions and subject to the qualifications below and in the Registration Statement, we confirm that the statements set forth in the Registration Statement pg. [*] under the heading “Material Income Tax Consequences of the Reorganization - Material Danish Income Tax Consequences to Stockholders”, to the extent they state matters of Danish tax law or legal conclusions with respect thereto, constitute the opinion of Kromann Reumert.

4.	QUALIFICATIONS

This opinion is subject to the following additional qualifications:

4.1	in rendering this opinion we have relied as to certain matters on information obtained from the Company and other sources reasonably believed by us to be credible;

4.2	the opinion is strictly limited to the matters stated and may not be read as extending by implication to any matters not specifically covered and provides no assurance that the position expressed will be accepted by the Danish tax authorities or, if challenged, by the courts. The opinion is based upon the provision of the Danish tax legislation, including statutory and regulatory provisions, as well as pertinent administrative and judicial interpretations, in effect as of the date hereof, and such authorities may be replaced, revoked or modified, possibly retroactively, so as to result in Danish income and other tax consequences different from those discussed in the Registration Statement;

4.3	it is limited to matters of the laws of Denmark (excluding Greenland and the Faroe Islands) as in effect and applied on the date of this opinion and we express no opinion with respect to the laws of any other jurisdiction, nor have we made any investigation as to any laws other than the laws of Denmark; and

4.4	Danish courts may request an authorised translation of any document into Danish, in order for the courts to rule on the issues brought before them.

We are qualified to practise law in the Kingdom of Denmark.

This opinion and any disputes arising out of or in connection herewith shall be governed by ~~and~~, construed and decided upon in accordance with Danish law ~~and any~~. Any legal suit, action or proceeding against us arising out of or based upon this opinion shall be exclusively instituted in a Danish court.

~~This opinion is issued solely for the benefit of yourself and may not be relied upon or used by any other person or entity without our written consent, however, this opinion may be disclosed in accordance with indispensable legislation and regulation and may be disclosed to the addressee’s legal and other professional advisers acting in their capacities as such without our prior written consent, provided that such disclosure is for information purposes only and none of the persons to whom this opinion is disclosed may rely on this opinion for its own benefit or for that of any other person.~~

This opinion is issued in connection with the Company’s Registration Statement and may not be relied upon by anyone in any other context nor used for any other purpose.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under the headings “Legal Matters” and “Material Income Tax Consequences of the Reorganization—Material Danish Income Tax Consequences to Stockholders” in the Registration Statement.

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Kromann Reumert’s liability for any and all claims arising out of this opinion is limited to a maximum of DKK 50 million in total. Claims can only be raised against Kromann Reumert law firm and not against any partner or employee of Kromann Reumert.

Yours sincerely

Kromann Reumert

Arne Møllin Ottosen

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